Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi, 471-8571

Japan

October 18, 2011

Via Facsimile and EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation

Registration Statement on Form F-4 (File No. 333-175524)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Toyota Motor Corporation (“Toyota”), hereby requests that the effective date of Toyota’s Registration Statement on Form F-4 (File No. 333-175524) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 4:00 p.m., Eastern Daylight Time, on Thursday, October 20, 2011, or as soon as practicable thereafter.

Toyota acknowledges that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, Toyota acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Toyota from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. Toyota further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Toyota Motor Corporation

By:	/s/ Yuji Maki
Name:	Yuji Maki
Title:	Authorized Signatory